POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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                                                                       Exhibit 1
================================================================================
[LOGO OF LLOYD'S POLICY]   LLOYD'S POLICY
================================================================================

                           The Members of each syndicate whose syndicate number is shown in the definitive list of Lloyd's participations attached agree to (re)insure the
                           (re)insured against loss as provided by the terms of this Policy.

                           The Members of a syndicate shown in the list have, as a syndicate, underwritten the proportion of this Policy shown next to the syndicate number. Individually, each member of a syndicate has underwritten a share of the syndicate's proportion. Each member's liability under the Policy is several for that member's share alone and not joint for the other members' shares. No member is responsible for the liability under the Policy of any other member (whether in the same syndicate or any other syndicate). Further, no member is responsible for the liability of any other (re)insurer that may underwrite this Policy.

                           The identity of each member of each syndicate and their respective shares may be obtained from the Lloyd's Policy Signing Office (LPSO).

                           If any terms, clauses or conditions are unclear you are advised to contact your broker immediately.

                           This Policy is signed by the General Manager of Lloyd's Policy Signing Office on behalf of each of the subscribing Members.

                                         [LOGO OF LLOYD'S POLICY SIGNING OFFICE]

                                                  o FOR EMBOSSMENT BY o

                                              LLOYD'S POLICY SIGNING OFFICE

                           LLOYDS' POLICY SIGNING OFFICE
                           General Manager

================================================================================
 LMA3044A (14.02.07) Form approved by Lloyd's Market Association

                                                                  RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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Attaching to and forming part of Policy No B0823FD0805111 issued by certain
Underwriters at Lloyds, London:

AON PROFESSIONAL RISKS LINES CLAUSE

This Insurer Policy shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Insurer Policy.

This Insurer Policy being for 90% part of 100%, Underwriters hereon accept their pro rata proportion of:

(i)    any loss, whether total or partial;

(ii)   associated expenses, if any, and

(iii)  the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Insurer Policy.

The percentages signed in the Table are percentages of 100% of the amount(s) of insurance stated herein.

823AON00348

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Insurer Policy - Jacket               Page 2 of 70                RF 07/08/08 02
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POLICY NUMBER: FD0805111
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                                                                        AON
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                                    SCHEDULE

POLICY NUMBER: B0823FD0805111

THE NAME OF THE INSURED:

    ULTRA SERIES FUND and as more fully set forth herein.

THE ADDRESS OF THE INSURED:

    2000 Heritage Way
    Waverly, Iowa 50677-9202
    U.S.A.

THE RISK:

    Financial Institutions Bond and Electronic and Computer Crime Policy

THE INTEREST:

    Financial Institutions Bond and Electronic and Computer Crime Policy

THE LOCATION:

    U.S.A.

THE SUM INSURED:

    USD 10,275,000 in the aggregate, sub-limited as specified herein

THE PREMIUM:

    (100%) USD 18,750.00 for period

THE PERIOD OF INSURANCE:

         FROM: 1 August 2008
           TO: 1 August 2009
               Both days at 12.01 am Central Standard Time at the principal address and for such further period or periods as may be mutually agreed upon

DATED IN LONDON: 6 August 2008

04/09/2006
LMA3045

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Insurer Policy - LMA3044a             Page 3 of 70                RF 07/08/08 02
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POLICY NUMBER: FD0805111
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                                                                        AON
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                                 MASTER SCHEDULE

UNIQUE MARKET REFERENCE      B0823FD0805111

TYPE                         Financial Institutions Bond and Electronic and
                             Computer Crime Policy

INSURED ULTRA SERIES FUND and as more fully set forth herein.

ADDRESS                      2000 Heritage Way
                             Waverly
                             Iowa 50677-9202
                             USA

PERIOD                       From: 1 August 2008
                             To:   1 August 2009

                             both days at 12.01 am Central Standard Time at the principal address of the Insured.

SUM INSURED                  USD 10,275,000 in the aggregate, sub-limited as
                             specified herein.

EXCESS OF                    USD Nil each and every Loss.

ORDER HEREON                 90.00% of 100.00%

CONDITIONS                   Wording as attached.

                             Section One: Financial Institiutions Bond
                             Section Two: Electronic and Computer Crime Policy

                             Riders applicable hereto, as attached:

                             Applicable to Section One only:
                             1.   SR 6139 - NASD Rider.
                             2.   ERISA Rider.

                             Applicable to both Sections of this Policy:
                             3.   B.E.J. & H. Discovery Limitation Clause (1)
                             4.   NMA 1998 - Service of Suit Clause (U.S.A.)
                             5.   Pro rata Cancellation Clause.
                             6.   Special Cancellation Clause.
                             7. General Agreement and Conditions applicable to this Policy.
                             8. Toxic Mould Exclusion, Asbestos Exclusion & Lead Exclusion.
                             9.   NMA 2918 - War and Terrorism Exclusion
                                  Endorsement.
                             10. Difference in Conditions with Policy Number FD0805105.
                             11.  LMA 3333 - Insurers' Liability Several not
                                  Joint.

LOSSES TO BE NOTIFIED TO     Sedgwick Detert Moran & Arnold,
                             30 North La Salle Street, Suite 3200,
                             Chicago, Illinois 60602,
                             U.S.A.

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Insurer Policy - Schedule               Page 4 of 70              RF 07/08/08 02
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POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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CHOICE OF LAW AND
JURISDICTION                 Any dispute concerning the interpretation of the
                             terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the Insured and the Insurers to be subject to the law of the State of Wisconsin, United States of America. Each party agrees to submit to the jurisdiction of United States of America subject to Service of Suit Clause NMA 1998 to comply with all requirements necessary to give such Court jurisdiction.

TERRITORIAL LIMITS           In respect of claims brought against the Insured
                             and indemnified under this policy, as more fully described herein, the choice of law applicable is worldwide and the choice of jurisdiction is worldwide.

PREMIUM                      (100%) USD 18,750 for period.

PAYMENT TERMS                60 days Premium Payment Warranty - LSW 585

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POLICY NUMBER: FD0805111
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                                                                        AON
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                                   SECTION ONE

                           FINANCIAL INSTITUTIONS BOND
                           ---------------------------

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Insurer Policy - Wording               Page 6 of 70               RF 07/08/08 02
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POLICY NUMBER: FD0805111
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                                                                        AON
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                           FINANCIAL INSTITUTION BOND

                 Standard Form No. 14, Revised To October, 1987

BOND NO. B0823/FD0805111

                                       DECLARATIONS

ITEM 1.     Name of Insured (herein called Insured):

            In respect of Insuring Clause A
            -------------------------------

            ULTRA SERIES FUND comprising of the following funds:

            1.    Diversified Income (formerly Balanced)
            2.    Large Cap Value
            3.    Large Cap Growth
            4.    International Stock
            5.    Mid Cap Growth
            6.    Mid-Cap Value
            7.    Global Securities
            8.    Bond
            9.    High Income
            10.   Small Cap Value (May 1, 2007 launch)
            11.   Small Cap Growth (May 1, 2007 launch)
            12.   Money Market
            13.   Conservative Allocation Fund
            14.   Moderate Allocation Fund
            15.   Aggressive Allocation Fund
            16.   Target Retirement 2020
            17.   Target Retirement 2030
            18.   Target Retirement 2040

            In respect of Insuring Clauses B to F
            -------------------------------------

            ULTRA SERIES FUND
            and as more fully set forth herein

            Principal Address:

            2000 Heritage Way
            Waverly
            Iowa 50677-9202
            USA

ITEM 2.     Bond Period: from 12.01 a.m. Central Standard Time on 1st
            August 2008 to 12.01 a.m. Central Standard Time on 1st August 2009.

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POLICY NUMBER: FD0805111
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                                                                        AON
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ITEM 3.     The Aggregate Liability of the Underwriter during the Bond Period shall be

            USD 10,275,000 Class Z Fund sublimited as follows in respect of Insuring Agreement A:-

                                                  Aggregate Limit     Deductible
                                                  of Liability

            1.    Diversified Income              USD     900,000      USD Nil
                  (formerly Balanced)
            2.    Large Cap Value                 USD   1,250,000      USD Nil
            3.    Large Cap Growth                USD     900,000      USD Nil
            4.    International Stock             USD     600,000      USD Nil
            5.    Mid Cap Growth                  USD     750,000      USD Nil
            6.    Mid-Cap Value                   USD     750,000      USD Nil
            7.    Global Securities               USD     400,000      USD Nil
            8.    Bond                            USD     900,000      USD Nil
            9.    High Income                     USD     525,000      USD Nil
            10.   Small Cap Value                 USD     150,000      USD Nil
                  (May 1, 2007 launch)
            11.   Small Cap Growth                USD     150,000      USD Nil
                  (May 1, 2007 launch)
            12.   Money Market                    USD     525,000      USD Nil
            13.   Conservative Allocation Fund    USD     450,000      USD Nil
            14.   Moderate Allocation Fund        USD     750,000      USD Nil
            15.   Aggressive Allocation Fund      USD     525,000      USD Nil
            16.   Target Retirement 2020          USD     250,000      USD Nil
            17.   Target Retirement 2030          USD     250,000      USD Nil
            18.   Target Retirement 2040          USD     250,000      USD Nil

            In respect of Insuring Clauses B to F
            -------------------------------------

            Aggregate Limit       Deductible
            of Liability

            USD500,000            USD Nil

            In respect of Insuring Clause G
            -------------------------------

            Aggregate Limit       Deductible
            of Liability

            USD 250,000           USD 25,000

ITEM 4.     Subject to Section 4 and 11 hereof, the Single Loss Limit of
            Liability is

            In respect of Insuring Clause A
            -------------------------------

                                                  Single Loss Limit   Deductible
                                                     of Liability

            1.    Diversified Income              USD       900,000    USD Nil
                  (formerly Balanced)
            2.    Large Cap Value                 USD     1,250,000    USD Nil
            3.    Large Cap Growth                USD       900,000    USD Nil
            4.    International Stock             USD       600,000    USD Nil
            5.    Mid Cap Growth                  USD       750,000    USD Nil

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POLICY NUMBER: FD0805111
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                                                                        AON
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            6.    Mid-Cap Value                   USD       750,000    USD Nil
            7.    Global Securities               USD       400,000    USD Nil
            8.    Bond                            USD       900,000    USD Nil
            9.    High Income                     USD       525,000    USD Nil
            10.   Small Cap Value                 USD       150,000    USD Nil
                  (May 1, 2007 launch)
            11.   Small Cap Growth                USD       150,000    USD Nil
                  (May 1, 2007 launch)
            12.   Money Market                    USD       525,000    USD Nil
            13.   Conservative Allocation Fund    USD       450,000    USD Nil
            14.   Moderate Allocation Fund        USD       750,000    USD Nil
            15.   Aggressive Allocation Fund      USD       525,000    USD Nil
            16.   Target Retirement 2020          USD       250,000    USD Nil
            17.   Target Retirement 2030          USD       250,000    USD Nil
            18.   Target Retirement 2040          USD       250,000    USD Nil

            In respect of Insuring Clauses B to F
            -------------------------------------

            Single Loss Limit     Deductible
            of Liability

            USD500,000            USD Nil

            In respect of Insuring Clause G
            -------------------------------

            Single Loss Limit     Deductible
            of Liability

            USD 250,000           USD 25,000

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

            NASD Rider
            ERISA Rider
            B.E.J. & H. Discovery Limitation Clause (1)
            NMA 1998 - Service of Suit Clause (U.S.A.)
            Pro rata Cancellation Clause
            Special Cancellation Clause
            General Agreements and Conditions
            Toxic Mould Exclusion, Asbestos Exclusion and Lead Exclusion NMA 2918 - War and Terrorism Exclusion
            Difference in Conditions Clause
            Premium Payment Warranty
            LMA 3333 - Insurers' Liability Several not Joint.

ITEM 6. Wherever the word "Underwriter" appears herein, it shall be deemed to read "the Underwriters".

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Insurer Policy - Wording               Page 9 of 70               RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

                               INSURING AGREEMENTS

FIDELITY

(A)   (1)   Loss resulting directly from one or more dishonest or fraudulent acts committed by any one or more Employees of the Insured with the intention to cause the Insured to sustain such loss or to obtain financial gain for

            (i)   themselves, or
            (ii)  another person acting in collusion with them, or
            (iii) an organisation acting in collusion with them

            wherever committed and whether committed alone or in collusion with others, including loss of Property through such acts by Employees.

            It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the Employee with the intent to cause the Insured to sustain such loss.

            Notwithstanding the foregoing, it is agreed that with regard to Trading or other dealings in securities, commodities, futures, options, currencies, foreign exchange and the like, and loans, transactions in the nature of a loan or other extensions of credit this Insuring Agreement covers only those dishonest or fraudulent acts committed by any one or more Employees of the Insured with the intent to make and which results in improper financial gain for

            (i)   themselves, or
            (ii)  another person acting in collusion with them, or
            (iii) an organisation acting in collusion with them

      (2) Loss resulting directly from the malicious destruction of or the malicious damage to property, Electronic Data or Electronic Data Processing Media committed by an Employee whether committed alone or in collusion with others, which acts are committed with the manifest intent to cause the Insured to sustain such loss.

ON PREMISES

(B)   (1)   Loss resulting directly from the physical loss of or damage of any property, however or by whomsoever caused, wherever situated
            (occurring with or without negligence or violence).

      (2)   Loss of or damage to

            (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or

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Insurer Policy - Wording               Page 10 of 70              RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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                   theft in, or by burglary or robbery of, such office, or
                   attempt thereat, or by vandalism or malicious mischief, or
            (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

            provided that

            (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
            (ii)   the loss is not caused by fire.

IN TRANSIT

(C) Loss resulting directly from the physical loss of or damage of any Property, however or by wheresoever caused whilst in transit (occurring with or without negligence or violence).

FORGERY OR ALTERATION

(D)   Loss resulting directly from

      (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

      (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

      A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss, including loss sustained by reason of liability imposed on the Insured by law or by the constitution, rules or regulations of any exchange which the Insured is a member thereof, or loss sustained by reason of violation of the constitution, by laws, rules or regulations of any Self Regulatory Organisation of which the Insured is a member or which would have been imposed upon the Insured by the Constitution, by laws, rules or regulations of any Self Regulatory Body if the Insured had been a member thereof, resulting from the Insured having, in good faith, for its own account or for the account of others.

      (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

            (a)   Securities, documents or other written instruments,
            (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

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Insurer Policy - Wording               Page 11 of 70              RF 07/08/08 02
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POLICY NUMBER: FD0805111
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                                                                        AON
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            (c)   Evidence of Debt,
            (d)   Instruction to a Federal Reserve Bank of the United States, or
            (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

            which

            (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
            (ii)  is altered, or
            (iii) is lost or stolen;

      (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

      (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

      A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

CLAIMS EXPENSE

(G) Fees and expenses incurred and paid by the Insured, with the prior approval of the Underwriters, in preparing any valid and collectible claim hereunder.

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Insurer Policy - Wording               Page 12 of 70              RF 07/08/08 02
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POLICY NUMBER: FD0805111
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                                                                        AON
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                               GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its officers, clerks or other employees shall, for all the purposes of this Policy, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF
ASSETS-NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

      If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

      (a)    has occurred or will occur in offices or premises, or

      (b) has been caused or will be caused by an employee or employees of such institution, or

      (c)    has arisen or will arise out of the assets or liabilities

      acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

      (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

      (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

      (iii) upon obtaining such consent, pay the Underwriter an additional premium.

      It is agreed, however, that notwithstanding the previous paragraph in respect of the consolidation, merger or purchase or acquisition of assets or liabilities of another institution by the Insured while this bond is in force, coverage hereunder is afforded automatically for another institution acquired by the Insured as a result of such consolidation, merger or purchase of assets from the effective date of such acquisition, provided that such acquisition should be less than 25% of the total assets of the parent company's assets and less than 250 employees prior to the effective date of such acquisition and no known or reported losses and/or circumstances excess of an applicable deductible hereon in the last three years and without the necessity to comply with the requirements of (c) (i)
      (ii) and (iii) in the preceding paragraph. However, there shall be no liability in respect of any claim

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POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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      (a)  arising out of or in connection with any circumstances or occurrences which have been notified to the Insurer on any other policy of insurances effected prior to the acquisition date;

      (b) arising out of or in connection with any circumstances or occurrences known to the Insured prior to acquisition date.

CHANGE OF CONTROL - NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

      As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

      Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

      Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED - ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

      The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the

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Insurer Policy - Wording               Page 14 of 70              RF 07/08/08 02
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POLICY NUMBER: FD0805111
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                                                                        AON
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      Insured's name through attorneys selected by the Underwriter The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

      If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

      If the Insured does not give the notices required in subsection (a) of
      Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

      With respect to this General Agreement, subsections (b) and (d) of
      Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

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Insurer Policy - Wording               Page 15 of 70              RF 07/08/08 02
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POLICY NUMBER: FD0805111
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                                                                        AON
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                           CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

       (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

       (b) Certificate of Deposit means an acknowledgement in writing by a financial institution of receipt of Money with an engagement to repay it.

       (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

             (1) represented by an instrument issued in bearer or registered form;

             (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

             (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

       (d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as an original.

       (e)   Employee means

             (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

             (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

             (3) Any independent contractor or consultant, or a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

             (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

             (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the fifth paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.)

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             (6)   a Partner of the Insured, unless not covered as stated in the
                   Declarations.

             (7) any natural person terminated by the Insured for a period of 60 days following such termination

             (8) any employee of CUNA Mutual Life Insurance Company, CUNA Mutual Insurance Society and MEMBERS Capital Advisors, Inc. as may be performing duties for and on behalf of each of the aforementioned Insureds but subject to losses perpetrated by such employees being limited to that portion of loss occurring directly to the Insured;

             (9) designated employees of CUNA Mutual Life Insurance Company while performing services for or on behalf of the Insured;

             (10) the Medical Director of CUNA Mutual (Thomas J. Ansfield, MD) and all others within the partnership of Associated Physicians but only while performing duties on behalf of the Insured; and

             (11) any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such plan;

             (12)  any non-compensated officers of the Insured.

      (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

      (g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

             (1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

                   (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets market to market or fair value and with adjustment for profits and losses

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                        at the market of contractual commitments for such
                        proprietary accounts of the Insured; and

                   (b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond.

                        provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

             (2) as respects limited partners the value of such limited partner's investment in the Insured.

      (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

      (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

      (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

      (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

      (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

      (m)    Negotiable Instrument means any writing

             (1)   signed by the maker or drawer; and

             (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

             (3)   is payable on demand or at a definite time; and

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             (4)   is payable to order or bearer.

      (n)    Partner means a natural person who

             (1)   is a general partner of the Insured, or

             (2) is a limited partner and an Employee (as defined in Section 1 (e)(1) of the bond) of the Insured.

      (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated. Property shall also mean collateral or indemnity held in connection with any policy or bond issued by such insurance, title insurance or surety company at the request of the Insured while on the premises of any insurance, title insurance or surety company attorney of the Insured.

      (p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

             (1) A description of the Issue of which the Uncertificated Security is a part;

             (2)   the number of shares or units:

                   (a)  transferred to the registered owner;

                   (b) pledged by the registered owner to the registered pledgee;

                   (c)  released from pledge by the registered pledgee;

                   (d) registered in the name of the registered owner on the date of the statement; or

                   (e)  subject to pledge on the date of the statement;

             (3) the name and address of the registered owner and registered pledgee;

             (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

             (5)   the date:

                   (a) the transfer of the shares or units to the new registered owner of the shares or units was registered,

                   (b)  the pledge of the registered pledgee was registered, or

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                   (c)  of the statement, if it is a periodic or annual
                        statement.

      (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

      (r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

             (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

             (2) of a type commonly dealt in on securities exchanges or markets; and

             (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

      (s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

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EXCLUSIONS

Section 2. This bond does not cover:

      (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

      (b) loss due to riot or civil commotion outside the United States of America or Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

      (c)    (1)   loss or destruction of or damage to any property whatsoever or any expense whatsoever resulting or arising therefrom or any consequential loss, or

              (2) any legal liability of whatsoever nature directly or indirectly caused by, or contributed to by or arising from

                   (i) ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel, or

                   (ii) the radioactive, toxic, explosive or other hazardous
                        properties of any explosive nuclear assembly or nuclear component thereof.

      (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

      (e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

      (f)    loss resulting from any violation by the Insured or by any Employee

             (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

             (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which cause the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

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      (g)    loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1);

      (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

      (i) loss resulting directly or indirectly from transactions in a customer's account whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

      (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

      (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

             (1)   in obtaining credit or funds, or

             (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

             (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

             whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

      (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

      (m) loss through the surrender of Property away from an office of the Insured as a result of a threat

             (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

             (2)   to do damage to the premises or property of the Insured,

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             except when covered under Insuring Agreement (A);

      (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

      (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

      (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

      (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property, if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

      (r)    loss of Property while

             (1)   in the mail, or

             (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C)

             except when covered under Insuring Agreement (A).

      (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer by the Insured;

      (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

      (u)    all fees, costs and expenses incurred by the Insured

             (1) in establishing the existence of or amount of loss covered under this bond unless covered under Insuring Agreement G, or

             (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

      (v)    indirect or consequential loss of any nature;

      (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

      (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

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      (y)    loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

      (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investment;

      (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3.

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an authorized officer responsible for corporate risk management at CUNA Mutual Insurance Society/ CUNA Mutual Life Insurance Company first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the acts or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the CUNA Mutual Insurance Society is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

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Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)   any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF - LEGAL PROCEEDINGS
AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 60 days, after the Authorized Officer responsible for corporate risk management at CUNA Mutual Insurance Society/CUNA Mutual Life Insurance discovers the loss, the Insured shall give the Underwriters notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith. Securities held in book entry form or in bulk by the issuer, clearing agency or custodian may be identified in proof of loss by the presentation of the statement(s) of such issuer, clearing agency or custodian reflecting the Insured's interest therein instead of by certificate number.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 36 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

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VALUATION

Section 6.

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records or damage covered under Insuring Agreement
(B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and

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      causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

      (1) submit to examination by the Underwriter and subscribe to the same under oath; and

      (2)    produce for the Underwriter's examination all pertinent records;
             and

      (3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8.

With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery if loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

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Insurer Policy - Wording               Page 27 of 70              RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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OTHER INSURANCE OR INDEMNITY

Section 9.

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10.

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELLATION

Section 12.

This bond terminates as an entirety upon occurrence of any of the following:-

(a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or

(b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal Officials, or

(d)   immediately upon the taking over of the Insured by another institution, or

(e)   immediately upon exhaustion of the Aggregate Limit of Liability, or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

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POLICY NUMBER: FD0805111
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                                                                        AON
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No cancellation of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 90 days after written notice of such cancellation has been filed with The National Association of Securities Dealers unless an earlier date of such cancellation is approved by said Association.

The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

This bond shall not be canceled, as provided in parts (a) and (b) above of this
Section 12 except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancellation or modification.

This Policy shall be deemed terminated or cancelled as to any Employee or any partner, officer or employee of any Processor -

(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time against

      (i)    the Insured or

      (ii)   any other person or entity

      without prejudice to the loss of any Property then in transit in the custody of such person, or

(b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

In the event of (a)(ii) of the preceding paragraph the Review Committee of CUNA Mutual Insurance Society comprised of members as specified below, shall within 15 days of learning of such dishonest or fraudulent act provide the Underwriter with the following:

(a) a letter from the individual explaining the fraudulent or dishonest act, and

(b) a letter from the Review Committee stating that they wish to continue the employment of the individual, and the present position held within the institution by the individual.

The Underwriter agrees to hold the Insured covered in respect of such individual and upon receipt of the aforementioned letters will consider reinstating such individual under this bond.

However, the Review Committee is authorized by the Underwriter to reinstate such individual under this bond if the fraudulent or dishonest act involved a sum not greater than USD10,000.

The Review Committee of CUNA Mutual Insurance Society shall consist of the Vice President of Internal Auditing; Vice President in the office of the General Counsel, and the Vice President of Corporate Risk Management.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination except that in the event of termination or cancellation of this bond there shall be an additional period of twelve (12) months within which to discover loss sustained by the Insured in respect of all the Insureds

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POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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Employee Benefit Plans prior to the effective date of such termination or cancellation however Underwriters agree to allow 60 (sixty) discovery period in the event that this bond is not renewed or is replaced with other Underwriters.

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POLICY NUMBER: FD0805111
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                                                                        AON
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                                   SECTION TWO
                                   -----------

                  LLOYD'S ELECTRONIC AND COMPUTER CRIME POLICY

                                (U.S.A. VERSION)

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                                                                        AON
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                  LLOYD'S ELECTRONIC AND COMPUTER CRIME POLICY
                  --------------------------------------------

WHEREAS the Insured, named in the Schedule, has made to Us, who have hereunto subscribed our Names (hereinafter called "the Underwriters") a Proposal Form which it is agreed shall form the basis of this Insurance, and has paid or promised to pay the premiums specified in the Schedule, all provisions of the said Schedule and the Proposal Form being hereby incorporated in and forming part of this Policy.

NOW WE THE UNDERWRITERS hereby undertake and agree, subject to the following terms, exclusions, limitations and conditions, to make good to the Insured, as stated in the Schedule, in excess of the amounts of the deductibles stated to be applicable, such direct financial loss sustained by the insured subsequent to the Retroactive Date and discovered by the Insured during the period of the Policy and subject always to the Policy Limits as stated in the Schedule.

The Insured is requested to read this Policy and, if it is incorrect, return it immediately for correction.

The attention of the Insured is particularly drawn to each of the Insuring Agreements, Definitions, Exclusions and General Conditions of this Insurance.

In all communications the Policy Number appearing in Item 1 of the Schedule should be quoted.

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POLICY NUMBER: FD0805111
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                                                                        AON
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                                    SCHEDULE
                                    --------

--------------------------------------------------------------------------------

ITEM 1.    POLICY NO.:B0823/FD0805111

--------------------------------------------------------------------------------

ITEM 2.    NAME OF INSURED:

           ULTRA SERIES FUND COMPRISING OF THE FOLLOWING FUNDS

           1.    Diversified Income (formerly Balanced)
           2.    Large Cap Value
           3.    Large Cap Growth
           4.    International Stock
           5.    Mid Cap Growth
           6.    Mid-Cap Value
           7.    Global Securities
           8.    Bond
           9.    High Income
           10.   Small Cap Value (May 1, 2007 launch)
           11.   Small Cap Growth (May 1, 2007 launch)
           12.   Money Market
           13.   Conservative Allocation Fund
           14.   Moderate Allocation Fund
           15.   Aggressive Allocation Fund
           16.   Target Retirement 2020
           17.   Target Retirement 2030
           18.   Target Retirement 2040

           Principal Address:    2000 Heritage Way
                                 Waverly
                                 Iowa 50677-9202
                                 USA

--------------------------------------------------------------------------------

ITEM 3.    POLICY PERIOD:        From    12.01 a.m. Local Standard Time on
                                         1st August 2008
                                 To      12.01 a.m. Local Standard Time on
                                         1st August 2009

--------------------------------------------------------------------------------

ITEM 4.    RETROACTIVE DATE: Not applicable but subject always to Discovery
                             Limitation Clause No.1 attached

--------------------------------------------------------------------------------

ITEM 5.    AGGREGATE POLICY LIMIT: USD 10,275,000

--------------------------------------------------------------------------------

ITEM 6.    SINGLE LOSS LIMIT:

           The Limit of Indemnity under this Policy for any Single Loss subject to the Aggregate Policy Limit and subject to General Condition (G), shall be USD 10,275,000.

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POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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           PROVIDED, however, that if lesser amounts are inserted against the several Insuring Agreements shown below, the Underwriters' liability in respect of any Single Loss falling within those Insuring Agreements is limited to such lesser amounts which are considered as part of and not in addition to the above-mentioned Aggregate Policy Limit.

           Insuring Agreement 1                            USD 10,275,000
           Computer Systems

           Insuring Agreement 2                            USD 10,275,000
           Insured's Service Bureau Operations

           Insuring Agreement 3                            USD 10,275,000
           Electronic Computer Instructions

           Insuring Agreement 4                            USD 10,275,000
           Electronic Data and Media

           Insuring Agreement 5                            USD 10,275,000
           Computer Virus

           Insuring Agreement 6                            USD 10,275,000
           Electronic Communications

           Insuring Agreement 7                            USD 10,275,000
           Electronic Transmissions

           Insuring Agreement 8                            USD 10,275,000
           Electronic Securities

           Insuring Agreement 9                            USD 10,275,000
           Forged Telefacsimile

           Insuring Agreement 10                           USD 10,275,000
           Clean Up Costs

           Insuring Agreement 11                           USD 10,275,000
           Audit Expense

           Insuring Agreement 12                           USD 10,275,000
           Telephone Toll Fraud

           Insuring Agreement 13                           USD 10,275,000
           Fraudulent Electronic Communications
           Through a Cash Management System

           Insuring Agreement 14                           USD 10,275,000
           Fraudulent Modification of
           Electronic Communications
           through a Cash Management
           System

           Insuring Agreement 15                           USD 10,275,000
           Fraudulent Electronic
           Communications
           By Tested Telex

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POLICY NUMBER: FD0805111
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                                                                        AON
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           Insuring Agreement 16                           USD 10,275,000
           Fraudulent Modification of
           Electronic Communications
           by Tested Telex

--------------------------------------------------------------------------------

ITEM 7.    SINGLE LOSS DEDUCTIBLE:

           The amount of the deductible under this Policy for any Single Loss subject to General Condition M, is as follows: USD Nil

--------------------------------------------------------------------------------

ITEM 8.    ENDORSEMENTS

           As Attached

--------------------------------------------------------------------------------

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                                                                        AON
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                                TABLE OF CONTENTS
                                -----------------

Preamble

Schedule

Table of Contents

I.     INSURING AGREEMENT

       Insuring Agreement 1         Computer Systems

       Insuring Agreement 2         Insured's Service Bureau Operations

       Insuring Agreement 3         Electronic Computer Instructions

       Insuring Agreement 4         Electronic Data and Media

       Insuring Agreement 5         Computer Virus

       Insuring Agreement 6         Electronic Communications

       Insuring Agreement 7         Electronic Transmissions

       Insuring Agreement 8         Electronic Securities

       Insuring Agreement 9         Forged Telefacsimile

       Insuring Agreement 10        Clean Up Costs

       Insuring Agreement 11        Audit Expense

       Insuring Agreement 12        Telephone Toll Fraud

       Insuring Agreement 13        Fraudulent Electronic Communications through
                                    a Cash Management System

       Insuring Agreement 14        Fraudulent Modification of Electronic
                                    Communications through a Cash Management
                                    System

       Insuring Agreement 15        Fraudulent Electronic Communications by
                                    Tested Telex

       Insuring Agreement 16        Fraudulent Modification of Electronic
                                    Communications by Tested Telex

II.    DEFINITIONS

       (a)      Automated Clearing House
       (b)      Central Depository
       (c)      Communications Terminal
       (d)      Computer System
       (e)      Computer Virus
       (f)      Customer Communication System
       (g)      Electronic Communication System

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POLICY NUMBER: FD0805111
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                                                                        AON
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       (h)      Electronic Computer Instructions
       (i)      Electronic Data
       (j)      Electronic Data Processing Media
       (k)      Electronic Funds Transfer Systems
       (l)      Electronic Security
       (m)      Evidences of Debt
       (n)      Forged Signature
       (o)      Insured's Computer System
       (p)      Service Bureau
       (q)      Service Bureau's Computer System
       (r)      Telefacsimile
       (s)      Tested

III.   EXCLUSIONS

IV.    GENERAL CONDITIONS

       (A)      Companion Policy
       (B)      Nominees
       (C) Additional Offices, Computer Systems - Consolidation, Merger or Purchase of Assets - Notice
       (D)      Change of Control - Notice
       (E)      Joint Insured
       (F)      Discovery
       (G)      Policy Limits
       (H)      Notice/Proof - Legal Proceedings Against Underwriters
       (I)      Valuation
       (J)      Assignment - Subrogation - Recovery - Co-operation
       (K)      Other Insurance or Indemnity
       (L)      Ownership
       (M)      Deductible Amount/Notice of Loss Within Deductible
       (N)      Termination or Cancellation
       (O)      Action Against Service Bureau or Customer
       (P)      Fraud - Warranty
       (Q)      Service of Suit

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POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
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I.     INSURING AGREEMENTS
       -------------------

                              INSURING AGREEMENT 1
                              --------------------

       COMPUTER SYSTEMS

       By reason of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of

       (a)  the fraudulent input of Electronic Data directly into:

            (1)    the Insured's Computer System; or

            (2)    a Service Bureau's Computer System; or

            (3)    any Electronic Funds Transfer System; or

            (4)    a Customer Communication System; or

       (b) the fraudulent modification or the fraudulent destruction of Electronic Data stored within or being run within any of the above systems or during electronic transmission through data communication lines including satellite links to the Insured's Computer System or a Service Bureau's Computer System

            which fraudulent acts were committed by a person who intended to cause the Insured to sustain a loss or to obtain financial gain for himself or any other person.

                              INSURING AGREEMENT 2
                              --------------------

       INSURED'S SERVICE BUREAU OPERATIONS

       By reason of a customer of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of the fraudulent input, the fraudulent modification or the fraudulent destruction of Electronic Data stored within or being run within the Insured's Computer System or during electronic transmission through data communication lines including satellite links from the Insured's Computer System into the customer's Computer System while the Insured is acting as a Service Bureau for said customer which fraudulent acts were committed by a person who intended to cause the Insured or the Insured's customer to sustain a loss or to obtain financial gain for himself or any other person and for which loss the Insured is held to be legally liable.

                              INSURING AGREEMENT 3
                              --------------------

       ELECTRONIC COMPUTER INSTRUCTIONS

       By reason of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of the fraudulent preparation or the fraudulent modification of Electronic Computer Instructions which fraudulent acts were committed by a person who intended to cause the Insured to sustain a loss or to obtain financial gain for himself or any other person.

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                                                                        AON
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                              INSURING AGREEMENT 4
                              --------------------

       ELECTRONIC DATA AND MEDIA

       A. By reason of the malicious destruction or attempt thereat of the Insured's Electronic Data by any person while the Electronic Data are stored within the Insured's Computer System or a Service Bureau's Computer System or while recorded upon Electronic Data Processing Media within the offices or premises of the Insured or in the custody of a person designated by the Insured to act as its messenger (or a person acting as messenger or custodian during an emergency arising from the incapacity of such designated messenger) while the Electronic Data Processing Media upon which such Electronic Data are recorded is in transit anywhere, such transit to begin immediately upon receipt of such Electronic Data Processing Media by said messenger and to end immediately upon delivery to the designated recipient or its agent, provided that the Insured is the owner of such Electronic Data Processing Media or is legally liable for such loss or damage.

       B. By reason of Electronic Data Processing Media being lost, damaged or destroyed as the direct result of robbery, burglary, larceny, theft, misplacement or mysterious unexplainable disappearance while the Electronic Data Processing Media is lodged or deposited within offices or premises located anywhere, or in the custody of a person designated by the Insured to act as its messenger (or a person acting as a messenger or custodian during an emergency arising from the incapacity of such designated messenger) while the Electronic Data Processing Media is in transit anywhere, such transit to begin immediately upon receipt of such Electronic Data Processing Media by said messenger and to end immediately upon delivery to the designated recipient or its agent, provided that the Insured is the owner of such Electronic Data Processing Media or is legally liable for such loss or damage.

                              INSURING AGREEMENT 5
                              --------------------

       COMPUTER VIRUS

       A. By reason of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of the destruction or attempt thereat of the Insured's Electronic Data due to a Computer Virus caused by any person while such Electronic Data are stored within the Insured's Computer System or a Service Bureau's Computer System.

       B. By reason of the destruction or attempt thereat of the Insured's Electronic Data as the result of a Computer Virus caused by any person while such Electronic Data are stored within the Insured's Computer System or a Service Bureau's Computer System.

                              INSURING AGREEMENT 6
                              --------------------

       ELECTRONIC COMMUNICATIONS

       By reason of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured authorising or acknowledging the

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                                                                   [LOGO OF AON]
                                                                        AON
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       transfer, payment, delivery or receipt of funds or property which communications were transmitted or appear to have been transmitted

       (1)  through an Electronic Communication System, or

       (2)  by Tested telex, Tested TWX or similar means of Tested communication directly into the Insured's Computer System or to the Insured's Communications Terminal and fraudulently purport to have been sent by a customer, Automated Clearing House or financial institution but which communications were either not sent by said customer, Automated Clearing House or financial institution or were fraudulently modified during physical transit of Electronic Data Processing Media to the Insured or during electronic transmission through data communication lines including satellite links to the Insured's Computer System or to the Insured's Communications Terminal.

                              INSURING AGREEMENT 7
                              --------------------

       ELECTRONIC TRANSMISSIONS

       By reason of a customer of the Insured, an Automated Clearing House or a financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications purporting to have been directed by the Insured to its customer, an Automated Clearing House or a financial institution authorising or acknowledging the transfer, payment, delivery or receipt of funds or property which communications were transmitted or appear to have been transmitted

       (1)  through an Electronic Communication System, or

       (2)  by Tested telex, Tested TWX or similar means of Tested communication directly into a Computer System or a Communications Terminal of said customer, Automated Clearing House or financial institution and fraudulently purport to have been sent by the Insured but which communications were either not sent by the Insured or were fraudulently modified during physical transit of Electronic Data Processing Media from the Insured or during electronic transmission through data communication lines including satellite links from the Insured's Computer System or the Insured's Communications Terminal and for which loss the Insured is held to be legally liable.

                              INSURING AGREEMENT 8
                              --------------------

       ELECTRONIC SECURITIES

       By reason of a Central Depository having transferred, paid or delivered any funds or property or debited any account of the Insured on the faith of any electronic communications purporting to have been directed by the Insured to the Central Depository authorising the transfer, payment or delivery of said funds or property or the debiting of the Insured's account in connection with the purchase, sale, transfer or pledge of an Electronic Security which communications were transmitted or appear to have been transmitted

       (1)  through an Electronic Communication System, or

       (2)  by Tested telex, Tested TWX or similar means of Tested communication

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POLICY NUMBER: FD0805111
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                                                                        AON
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       directly into a Computer System or a Communications Terminal of said
       Central Depository and fraudulently purport to have been sent by the Insured to the Central Depository but which communications were either not sent by the Insured to the Central Depository or were fraudulently modified during physical transit of Electronic Data Processing Media from the Insured or during electronic transmission through data communication lines including satellite links from the Insured's Computer System or the Insured's Communications Terminal to the Central Depository and for which loss the Insured is held to be legally liable to the Central Depository.

                              INSURING AGREEMENT 9
                              --------------------

       FORGED TELEFACSIMILE

       By reason of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any Tested instructions directed to the Insured authorising, or acknowledging, the transfer, payment, delivery or receipt of funds or property which Tested instructions were transmitted by Telefacsimile directly to the Insured and fraudulently purport to have been sent by a customer, an office of the Insured or another financial institution, but which Tested instructions were sent without the knowledge or consent of said person and bear a Forged Signature.

                              INSURING AGREEMENT 10
                              ---------------------

       CLEAN-UP COSTS

       By reason of expenses incurred and/or fees paid by the Insured, all with the prior approval of the Underwriters, for the verification and reconstitution of Electronic Computer Instructions which have been fraudulently prepared or fraudulently modified so as to give rise to a loss under Insuring Agreements 3 or 5 of this Policy.

                              INSURING AGREEMENT 11
                              ---------------------

       AUDIT EXPENSE

       Fees and expenses incurred and paid by the Insured, with the prior approval of the Underwriters, for independent outside accountants to determine the amount and extent of loss covered under this Section of the Policy.

                              INSURING AGREEMENT 12
                              ---------------------

       TELEPHONE TOLL FRAUD

       Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use of or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

       (1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

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                                                                        AON
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       (2)  failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

       Special Condition

       Under this Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

                              INSURING AGREEMENT 13
                              ---------------------

       FRAUDULENT ELECTRONIC COMMUNICATION THROUGH A CASH MANAGEMENT SYSTEM

       By reason of the Insured's account with a Service Bank having been debited as the result of an Electronic Communication through a Cash Management System authorizing the transfer of funds or securities in the Insured's account to other accounts with a Service Bank or other financial institutions which Electronic Communication purported to be electronically transmitted by the Insured through a Cash Management System to the Service Bank but which Electronic Communication was not transmitted by the Insured or an Employee of the Insured but was fraudulently transmitted by another person who intended to cause the Insured to sustain a loss or to obtain financial gain for himself or any other person.

                              INSURING AGREEMENT 14
                              ---------------------

       FRAUDULENT MODIFICATION OF ELECTRONIC COMMUNICATIONS THROUGH A CASH MANAGEMENT SYSTEM

       By reason of the Insured's account with a Service Bank having been debited as the result of an Electronic Communication through a Cash Management System authorizing the transfer of funds in Insured's account to other accounts with a Service Bank or with other financial institutions which Electronic Communication was electronically transmitted by the Insured through a Cash Management System to a Service Bank but which Electronic Communication was fraudulently modified during such transaction by a person, other than the Insured or an Employee of the Insured, who intended to cause the Insured to sustain a loss or to obtain financial gain for himself or any other person.

                              INSURING AGREEMENT 15
                              ---------------------

       FRAUDULENT ELECTRONIC COMMUNICATIONS BY TESTED TELEX

       By reason of the Insured's account with a financial institution having been debited as the result of an Electronic Communication for which the Insured is held legally liable authorizing the transfer of funds in the Insured's account to other accounts with the financial institution or with other financial institutions which Electronic Communication purported to be electronically transmitted by the Insured by means of a tested telex directly into a Computer System or Communications Terminal of the financial institution but which tested telex was not transmitted by the Insured or an employee of the Insured but was fraudulently transmitted by another person who intended to cause the Insured to sustain a loss or to obtain financial gain for himself of another person.

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                              INSURING AGREEMENT 16
                              ---------------------

       FRAUDULENT MODIFICATION OF ELECTRONIC COMMUNICATION BY TESTED TELEX

       By reason of the Insured's account with a financial institution having been debited as the result of an Electronic Communication for which the Insured is held legally liable authorizing the transfer of funds in the Insured's account with the financial institution or with other financial institutions which Electronic Communication was electronically transmitted by the Insured by means of a tested telex directly into a Computer System or Communications Terminal of the financial institution but which tested telex was fraudulently modified during such transmission by a person, other than the Insured or an Employee of the Insured, who intended to cause the Insured to sustain a loss or to obtain financial gain for himself of another person.

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II.    DEFINITIONS
       -----------

       (a) "Automated Clearing House" means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorised recurring debits and credits between financial institutions on behalf of the financial institutions' customers.

       (b) "Central Depository" means any clearing corporation, including any Federal Reserve Bank of the United States, where as the direct result of an electronic clearing and transfer mechanism entries are made on the books reducing the account of the transferor, pledgor or pledgee and increasing the account of the transferee, pledgee or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released, which clearing corporation is declared in the Proposal Form.

       (c) "Communications Terminal" means any teletype, teleprinter or video display terminal or similar device capable of sending and/or receiving information electronically and equipped with a keyboard.

       (d) "Computer System" includes a computer and all input, output, processing, storage and communication facilities which are connected to such a device. Off-line media libraries are deemed to be part of said Computer System.

       (e) "Computer Virus" means a set of unauthorised instructions, programmatic or otherwise, that propagate themselves through the Insured's Computer System and/or networks which instructions were maliciously introduced by a person other than by an identifiable employee.

       (f) "Customer Communication System" means those communications systems as declared in the Proposal Form which provide customers of the Insured with direct access to the Insured's Computer System.

       (g) "Electronic Communication System" means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), the funds transfer system for the transfer of preauthorised recurring debits and credits of an Automated Clearing House Association which is a member of the National Automated Clearing House Association and similar automated communication systems as declared in the Proposal Form.

       (h) "Electronic Computer Instructions" means computer programs, i.e., facts or statements converted to a form usable in a Computer System to act upon Electronic Data.

       (i) "Electronic Data" means facts or information converted to a form usable in a Computer System and which is stored on Electronic Data Processing Media for use by computer programs.

       (j) "Electronic Data Processing Media" means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which Electronic Data are recorded.

       (k) "Electronic Funds Transfer Systems" means those systems which operate automated teller machines or point of sale terminals and include any shared networks or facilities for said system in which the Insured participates.

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       (l)  "Electronic Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which

            (1) is a type commonly dealt in upon securities exchanges or markets; and

            (2) is either one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations; and

            (3)    (a)  is not represented by an instrument, or

                   (b)  is part of a master or global certificate, or

                   (c) represents a paper certificate that has been surrendered by a financial institution and which paper certificate has been combined into a master depository note and the paper certificates are immobilised and such security is shown as an electronic entry on the account of the transferor, pledgor or pledgee on the books of a Central Depository.

       (m) "Evidences of Debt" means instruments executed by a customer of the Insured and held by the Insured which in the regular course of business are treated as evidencing the customer's debt to the Insured including records of charges and accounts receivable.

       (n) "Forged Signature" means the handwritten signing of the name of another genuine person or a copy of said person's signature without authority and with intent to deceive; it does not include the signing in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

       (o) "Insured's Computer System" means those Computer Systems operated by the Insured and which are either owned or leased by the Insured.

       (p) "Service Bureau" means a natural person, partnership or corporation authorised by written agreement to perform data processing services using Computer Systems.

       (q) "Service Bureau's Computer System" means those Computer Systems operated by a Service Bureau and which are either owned by or leased to a Service Bureau.

       (r) "Telefacsimile" means a system of transmitting written documents by means of electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purpose of reproducing a copy of said document. It does not mean electronic communications sent by telex, TWX or similar means of communication or through an Electronic Communication System.

       (s) "Tested" means a method of authenticating the contents of a communication by affixing thereto a valid test key which has been exchanged between the Insured and a customer, Automated Clearing House, Central Depository, another financial institution or between offices of the Insured for the purpose of protecting the integrity of the communication in the ordinary course of business.

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III.   EXCLUSIONS

       This Policy does not cover:

       (a) Loss resulting from any of the perils covered by the Insured's Financial Institution Bond.

       (b) Loss caused by an identifiable employee of the Insured or by a person or persons in collusion with any employee of the Insured.

            Prior knowledge by any employee that a fraudulent act by a person or persons, not in the employ of the Insured, has been or will be perpetrated, shall for the intent and purpose of this Policy be deemed to be collusion should said employee wilfully or deliberately withhold this knowledge from the Insured. The withholding of knowledge from the Insured by an employee because of a threat to do bodily harm to any person or to do damage to the premises or property of the Insured shall not be deemed to be or to constitute collusion.

       (c) Loss of potential income, including but not limited to interest and dividends

       (d)  Indirect or consequential loss of any nature.

       (e) Liability assumed by the Insured by agreement under any contract unless such liability would have attached to the Insured even in the absence of such agreement.

       (f)  All fees, costs and expenses incurred by the Insured

            (1) in establishing the existence of or amount of loss covered under this Policy unless covered under Insuring Agreement 11; or

            (2) as a party to any legal proceeding except as provided by General Agreement BB as detailed in Rider Number 8 attached to this Policy.

       (g) Loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

       (h)  (1)    Any loss or destruction of or damage to any property
                   whatsoever or any loss or expense whatsoever resulting or arising therefrom or any consequential loss, or

            (2)    Any legal liability of whatsoever nature

            directly or indirectly caused by, or contributed to by or arising from

            (i) ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel, or

            (ii) the radioactive, toxic, explosive or other hazardous properties of any explosive nuclear assembly or nuclear component thereof.

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       (i)  Loss as a result of a threat

            (1) to do bodily harm to any person, except loss of Electronic Data Processing Media or Electronic Data in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

            (2)    to do damage to the premises or property of the Insured.

       (j) Loss of Electronic Data Processing Media or Electronic Data while in the mail or with a carrier for hire other than an armoured motor vehicle company.

       (k) Loss of Electronic Data or Electronic Data Processing Media except as provided for under General Condition I.

       (l)  Loss resulting directly or indirectly from

            (1)    written instructions or advices, or

            (2)    telegraphic or cable instructions or advices, or

            (3) instructions or advices by voice over telephone, unless such instructions are covered under Insuring Agreement 10, or

            (4) Telefacsimile instructions or advices unless said Telefacsimile instructions or advices are covered under Insuring Agreement 9.

       (m) Loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data or manually keyed in a data terminal.

       (n) Loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form.

       (o) Loss resulting directly or indirectly from the accessing of any confidential information including but not limited to trade secret information, computer programs or customer information.

       (p) Loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Data Processing Media failure or breakdown or any malfunction or error in programming or errors or omissions in processing.

       (q) Loss resulting directly or indirectly from the fraudulent preparation, fraudulent modification or destruction of Electronic Computer Instructions unless covered under Insuring agreement 3 or 5.

       (r) Loss by reason of the input of Electronic Data at an authorised electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer or other person who had authorised access to the customer's authentication mechanism.

       (s) Loss resulting from fraudulent features contained in Electronic Computer Instructions developed for sale to or that are sold to multiple customers at the time of their acquisition from a vendor or consultant.

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       (t)  Loss resulting directly or indirectly from any Computer Virus unless covered under Insuring Agreement 5.

       (u)  Any loss

            (1) sustained prior to the Retroactive Date or any loss involving any act, transaction, or event which occurred or commenced prior to the Retroactive Date, or

            (2) discovered prior to the inception date of the Policy Period stated in the Schedule, or

            (3)    discovered subsequent to the termination of the Policy, or

            (4)    notified to a prior insurer.

IV.    GENERAL CONDITIONS
       ------------------

       (A)  COMPANION POLICY
            ----------------

            The Lloyd's Electronic and Computer Crime Policy is designed to be a companion policy to the Insured's Financial Institution Bond and is intended to provide coverage for computer related crime as defined in the Insuring Agreements which is not covered under the Insured's Financial Institution Bond. Since certain Underwriters who are underwriting the Lloyd's Electronic and Computer Crime Policy may also be underwriting the Insured's Financial Institution Bond by either primary insurance, excess insurance or other contributing insurance or reinsurance and since it is their intention not to increase or double up their coverage to the Insured it is agreed that this Policy will not be deemed to be excess or co-insuring coverage.

       (B)  NOMINEES
            --------

            Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its officers, clerks or other employees shall, for all the purposes of this Policy, be deemed to be loss sustained by the Insured.

       (C) ADDITIONAL OFFICES, COMPUTER SYSTEMS - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE
            ---------------------------

            If the Insured shall, while this Policy is in force, establish any additional offices or add to the Insured's Computer System, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices or addition to the Insured's Computer System shall be automatically covered hereunder from the date of such establishment without the requirement of notice to Underwriters or the payment of additional premium for the remainder of the premium period.

            If the Insured shall, while this Policy is in force, consolidate or merge with, purchase or acquire assets or liabilities of another institution, the Insured shall not have such coverage as is afforded under this Policy for loss which:

            (a)    has occurred or will occur in such offices, or premises; or

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            (b)    has arisen or will arise out of the assets or liabilities
                   acquired by the Insured as a result of such consolidation, merger, or purchase or acquisition of assets or liabilities;

            unless the Insured shall

            (i) give Underwriters written notice of the proposed consolidation, merger or purchase of assets or liabilities prior to the proposed effective date of such action; and

            (ii) obtain the written consent of Underwriters to extend the coverage provided by this Policy to such additional offices, or premises or other exposures; and

            (iii) upon obtaining such consent, pay to Underwriters an additional premium.

            It is agreed, however, that notwithstanding the previous paragraph in respect of the consolidation, merger or purchase or acquisition of assets or liabilities of another institution by the Insured while this bond is in force, coverage hereunder is afforded automatically for another institution acquired by the Insured as a result of such consolidation, merger or purchase of assets from the effective date of such acquisition, provided that such acquisition should be less than 25% of the total assets of the parent companies assets and less than 250 employees prior to the effective date of such acquisition and no known or reported losses and/or circumstances excess of an applicable deductible hereon in the last three years and without the necessity to comply with the requirements of (b) (i) (ii) and (iii) in the preceding paragraph. However, there shall be no liability in respect of any claim

            (a) which have been notified to the insurer on any other policy of insurance effected prior to the acquisition date;

            (b) arising out of or in connection with any circumstances or occurrences known to an authorized officer responsible for Corporate Risk Management at CUNA Mutual Insurance Society/CUNA Mutual Life Insurance Company prior to the acquisition date.

       (D)  CHANGE OF CONTROL - NOTICE
            --------------------------

            When the Insured learns of a change of control, it shall give written notice to Underwriters.

            As used in this General Condition, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

            Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

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    (E)  JOINT INSURED
         -------------

         If two or more Insureds are covered under this Policy, the first named Insured shall act for all Insureds. Payment by Underwriters to the first named Insured of loss sustained by any Insured shall fully release Underwriters on account of such loss. If the first named Insured ceases to be covered under this Policy, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by the authorised officer responsible for Corporate Risk Management at CUNA Mutual Insurance Society/CUNA Mutual Life Insurance Company shall constitute knowledge or discovery by all Insureds for all purposes of this Policy. The liability of Underwriters for loss or losses sustained by all Insureds shall not exceed the amount for which Underwriters would have been liable had all such loss or losses been sustained by one Insured.

    (F)  DISCOVERY
         ---------

         This Policy applies to loss discovered by the Authorized officer responsible for corporate risk management at CUNA Mutual Insurance Society/CUNA Mutual Life Insurance Company during the Policy Period. Discovery occurs when an authorized officer of the CUNA Mutual Insurance Society/CUNA Mutual Life Insurance Company Corporate Risk Management Department becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

         Discovery also occurs when an authorized officer responsible for Corporate Risk Management at CUNA Mutual Insurance Society/CUNA Mutual Life Insurance Company receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would create a loss under this Policy.

    (G)  POLICY LIMITS
         -------------

         Aggregate Policy Limit
         ----------------------

         Underwriters' total liability for all losses discovered during the Policy Period shown in Item 3 of the Schedule shall not exceed the Aggregate Policy Limit shown in Item 5 of the Schedule. The Aggregate Policy Limit shall be reduced by the amount of any payment made under the terms of this Policy.

         Upon exhaustion of the Aggregate Policy Limit by such payments:

         (a) Underwriters shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to Underwriters, and

         (b) Underwriters shall have no obligation under General Agreement BB as detailed in Rider Number 8 attached to this Policy to pay court costs and attorneys' fees or to continue the defence of the Insured, and upon notice by Underwriters to the Insured that the Aggregate Policy Limit has been exhausted, the Insured shall assume all responsibility for its defence at its own cost.

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         The Aggregate Policy Limit shall not be increased or reinstated by any recovery made and applied in accordance with General Condition J.

         Single Loss Limit
         -----------------

         Subject to the Aggregate Policy Limit remaining available for the payment of loss, Underwriters' liability for any Single Loss shall not exceed the applicable Single Loss Limit shown in Item 6 of the Schedule. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit.

         Single Loss Defined
         -------------------

         Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Insured or Underwriters under General Agreement BB as detailed in Rider Number 8 attached to this Policy, resulting from

         (a)  any one act or series of related acts or attempts thereat, or

         (b) all acts or omissions other than those specified in (a) preceding, caused by any person or in which such person is implicated, or

         (c)  any one casualty or event not specified in (a) or (b) preceding.

    (H)  NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITERS
         -----------------------------------------------------

         (a) At the earliest practicable moment, not to exceed sixty (60) days after the Authorized Officer responsible for corporate risk management at CUNA Mutual Insurance Society/CUNA Mutual Life Insurance Company discovers the loss, the Insured shall give Underwriters notice thereof.

         (b) Within six (6) months after such discovery, the Insured shall furnish to Underwriters proof of loss, duly sworn to with full particulars.

         (c) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with Underwriters or after the expiration of thirty-six (36) months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement BB as detailed in Rider Number 8 attached to this Policy, or to recover attorney's fees paid in any such suit, shall be brought within twenty-four (24) months from the date upon which the judgment and such suit shall become final.

         (d) If any limitation embodied in this Policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

         (e) This Policy affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

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    (I)  VALUATION
         ---------

         Money
         -----

         Any loss of money, or loss payable in money, shall be paid, at the option of the Insured, in the money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

         Securities
         ----------

         Underwriters shall settle in kind their liability under this Policy on account of a loss of any security, including Electronic Securities, or, at the option of the Insured, shall pay to the Insured the cost of replacing such security, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the loss of any security, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such security cannot be replaced or has no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

         If the applicable coverage of this Policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of any security for which claim is made hereunder, the liability of Underwriters under this Policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

         Electronic Data Processing Media
         --------------------------------

         In case of loss of, or damage to, Electronic Data Processing Media used by the Insured in its business, Underwriters shall be liable under this Policy only if such items are actually reproduced by other Electronic Data Processing Media of the same kind or quality and then for not more than the cost of the blank media plus the cost of labour for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data Processing Media, subject, of course, to the applicable Limit of Indemnity.

         Other Property
         --------------

         In case of loss of, or damage to, any Property other than money, securities or Electronic Data Processing Media, Underwriters shall not be liable for more than the actual cash value of such property. Underwriters may, at their election, pay the actual cash value of, replace or repair such property. Disagreement between Underwriters and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

         Electronic Data
         ---------------

         In case of loss of Electronic Data Underwriters shall be liable under this Policy only if such data is actually reproduced by other Electronic Data of the same kind or quality and then for not more than the cost of labour for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data subject, of course, to the applicable Limit of Indemnity.

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         However, if such Electronic Data cannot be reproduced and said
         Electronic Data represents securities, or financial instruments having a value, including Evidences of Debt, then the loss will be valued as indicated in the Securities and Other Property paragraphs of this Section.

    (J)  ASSIGNMENT - SUBROGATION - RECOVERY - CO-OPERATION
         --------------------------------------------------

         (a) In the event of payment under this Policy, the Insured shall deliver, if so requested by Underwriters, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

         (b) In the event of payment under this Policy, Underwriters shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

         (c) Recoveries, whether effected by Underwriters or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit or Aggregate Policy Limit of the Policy, secondly, to Underwriters as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of Securities as set forth in General Condition J or recovery from reinsurance and/or indemnity of Underwriters shall not be deemed a recovery as used herein.

         (d) Upon Underwriters' request and at reasonable times and places designated by Underwriters the Insured shall

              (1) submit to examination by Underwriters and subscribe to the same under oath; and

              (2)  produce for Underwriters' examination all pertinent records;
                   and

              (3) co-operate with Underwriters in all matters pertaining to the loss.

         (e) The Insured shall execute all papers and render assistance to secure to Underwriters the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

    (K)  OTHER INSURANCE OR INDEMNITY
         ----------------------------

         Except as provided in General Condition A, coverage afforded hereunder shall apply only as excess over any valid and collectible insurance, whether such other insurance is stated to be primary, contributing, excess or contingent, or indemnity obtained by the Insured or by an armoured motor vehicle company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Electronic Data Processing Media. As excess insurance this Policy shall not apply or contribute to the payment of any loss until the amount of such other insurance or indemnity shall have been exhausted, it being understood and agreed that under this Policy the Insured is to be reimbursed to the extent

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 53 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

         of the difference between the amount collectible from such other insurance and indemnity and the amount of the actual loss otherwise recoverable hereunder.

    (L)  OWNERSHIP
         ---------

         This Policy shall apply to loss of property and loss of Electronic Data Processing Media and Electronic Data owned by the Insured, held by the Insured in any capacity or for which the Insured is legally liable. This Policy shall be for the sole use and benefit of the Insured named in the Schedule.

    (M)  DEDUCTIBLE AMOUNT/NOTICE OF LOSS WITHIN DEDUCTIBLE
         --------------------------------------------------

         Underwriters shall be liable hereunder only for the amount by which any Single Loss exceeds the Single Loss Deductible shown in Item 7 of the Schedule for the Insuring Agreement applicable to such loss, subject to the Single Loss Limit for such Insuring Agreement and the Aggregate Policy Limit remaining available for the payment of the loss. The Insured shall, in the time and in the manner prescribed in this Policy, give Underwriters notice of any loss of the kind covered by the terms of this Policy, whether or not Underwriters are liable therefor, and upon the request of Underwriters shall file with it a brief statement giving particulars concerning such loss.

    (N)  TERMINATION OR CANCELLATION
         ---------------------------

         This Policy shall be deemed terminated or cancelled as an entirety

         (a) ninety (90) days after the receipt by the Insured of a written notice from Underwriters of their desire to terminate or cancel this Policy, or

         (b) immediately upon the receipt by Underwriters of a written request from the Insured to terminate or cancel this Policy, or

         (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or

         (d) immediately upon the taking over of the Insured by another institution, or

         (e)  immediately upon exhaustion of the Aggregate Policy Limit, or

         (f)  immediately upon expiration of the Policy Period as set forth in
              Item 3 of the Schedule.

         Underwriters shall, on request, refund to the Insured the unearned premium, computed pro-rata, if this Policy be terminated or cancelled or reduced by notice from, or at the instance of, Underwriters or if terminated or cancelled as provided in subsection (c) or (d) of this paragraph. Underwriters shall refund to the Insured the unearned premium computed at short rates if this Policy be terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

         This Policy shall be deemed terminated or cancelled as to any Service Bureau

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 54 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

         (a) as soon as any Insured, or any director or officer not in collusion with such person, shall learn of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the loss of any property then in transit in the custody of such person, or

         (b) fifteen (15) days after the receipt by the Insured of a written notice from Underwriters of their desire to terminate or cancel this Policy as to such person.

         Termination of this Policy as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

    (O)  ACTION AGAINST SERVICE BUREAU OR CUSTOMER
         -----------------------------------------

         This Policy does not afford coverage in favour of any Service Bureau or customer as aforesaid, and upon payment to the Insured by the Underwriters on account of any loss through fraudulent or dishonest acts committed by any of the partners, directors, officers or employees of such Service Bureau or customer whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as they may have against such Service Bureau or customer by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriters, or to one of the Underwriters designated by Underwriters, and the Insured shall execute all papers necessary to secure to the Underwriters, or to one of the Underwriters designated by Underwriters, the rights herein provided for.

    (P)  FRAUD - WARRANTY
         ----------------

         If the Insured shall make any claim knowing the same to be false or fraudulent, as regards amount or otherwise, this Policy shall become void and all claims thereunder shall be forfeited; but no statement made by or on behalf of the Insured, whether contained in the Proposal Form or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

    (Q)  SERVICE OF SUIT
         ---------------

         As detailed in Rider Number 4 attaching to and forming part of this Policy.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 55 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 1
                                 --------------

                    APPLICABLE TO SECTION ONE OF THIS POLICY

It is agreed that:

The attached bond is amended by inserting as an additional part in Section 1(e), definition of Employee, the following:

         A person who is a registered representative or a registered principal associated with an Insured except a:

         (i)    sole proprietor
         (ii)   sole stockholder
         (iii) director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or
         (iv)   partner

National Association of Securities Dealers Rider
SR 6139a

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 56 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 2
                                 --------------

                    APPLICABLE TO SECTION ONE OF THIS POLICY

                                   ERISA RIDER
                                   -----------

It is agreed that:

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is trustee, manager, officer or employee of any such Plan.

2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by Underwriters in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured, first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is co-mingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 57 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 3
                                 --------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

                   B.E.J. & H. DISCOVERY LIMITATION CLAUSE (1)
                   -------------------------------------------

There shall be no liability in respect of any claim -

(a) arising out of or in connection with any circumstances or occurrences which have been notified to the Insurer on any other policy of insurance effected prior to 1st December 1991;

(b) arising out of or in connection with any circumstances or occurrences known to the Insured prior to 1st December 1991

All other terms and conditions remain unchanged.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 58 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 4
                                 --------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

                         SERVICE OF SUIT CLAUSE (U.S.A.)
                         -------------------------------

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further understood and agreed that service of process in such suit may be made upon Sedgwick Detert Moran & Arnold, 30 North La Salle Street, Suite 3200, Chicago, Illinois 60602, U.S.A. and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the Insured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

NMA 1998 (24/4/86)

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 59 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 5
                                 --------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

                          PRO RATA CANCELLATION CLAUSE
                          ----------------------------

Notwithstanding anything contained herein to the contrary, it is understood and agreed that cover hereon may be cancelled at any time allowing pro rata return of the applicable premium.

All other terms and conditions remain unchanged.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 60 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 6
                                 --------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

                           SPECIAL CANCELLATION CLAUSE
                           ---------------------------

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so, or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement, or

(c) has its authority to carry on insurance business withdrawn or modified,

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk it being understood however that in the event of a claim being made upon this policy or circumstances reported the premium hereon shall be deemed fully earned.

All other terms and conditions remain unchanged.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 61 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 7
                                 --------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

It is hereby understood and agreed that notwithstanding anything contained herein to the contrary the following GENERAL AGREEMENTS AND CONDITIONS apply to this policy:-

GENERAL AGREEMENTS APPLICABLE TO THIS POLICY

JOINT INSURED

AA. If two or more Insureds are covered under this bond and Electronic and Computer Crime Policy, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

         If the first named Insured ceases to be covered under this Policy, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by the authorized officer responsible for Corporate Risk Management at CUNA Mutual Life Insurance Society/CUNA Mutual Life Insurance Company shall constitute knowledge or discovery by all Insureds for all purposes of this Policy. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

         If this policy, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pensions Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

         In compliance with the foregoing, payment by the Underwriters in accordance with the agreements, limitations and conditions of the policy shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

BB.      COURT COSTS, ATTORNEYS' FEES AND ELECTION BY UNDERWRITERS TO DEFEND

         Underwriters shall indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured with respect to which the Insured establishes that the act or acts which were committed would entitle the Insured to recovery under an Insuring Agreement of this Policy in excess of any deductible if any loss resulted therefrom. Court costs and attorneys' fees indemnified to the Insured shall be part of

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 62 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

         and not in addition to the Aggregate Policy Limit under Item 3 of the Declarations to Section One and Item 5 of the Schedule to Section Two or, if applicable, the lesser amounts under Item 4 of the Declarations to Section One and Item 6 of the Schedule to Section Two.

         In any such suit or legal proceeding, if the amount claimed against the Insured or the amount ultimately paid whichever is greater shall exceed the deductible or be in excess of the amount recoverable under the terms of this Policy then the court costs and attorneys' fees shall be pro-rated between the Insured and Underwriters to the amount of each party's potential liability including the deductible.

         The Insured shall promptly give notice to Underwriters of the institution of any such suit or legal proceeding and at the request of Underwriters shall furnish them with copies of all pleadings and others papers therein. At Underwriters election the Insured shall permit Underwriters to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of Underwriters selection. In such event, the Insured shall give all reasonable information and assistance which Underwriters shall deem necessary to the defense of such suit or legal proceeding.

         If Underwriters pay court costs and attorneys' fees in excess of their proportionate share of such costs and attorneys' fees, the Insured shall promptly reimburse Underwriters for such excess.

GENERAL CONDITIONS APPLICABLE TO THIS POLICY

(AA)     EMPLOYEE WELFARE PENSION BENEFIT PLANS
         --------------------------------------

         Coverage hereunder shall apply to all the Welfare Pension Benefit Plans created or hereafter constituted by the Insured. The Insured shall provide to Underwriters hereon an annual listing of all Welfare Pension Benefit Plans.

All other terms and conditions remain unchanged.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 63 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 8
                                 --------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

It is hereby understood and agreed that notwithstanding anything contained herein to the contrary the following Exclusions apply to this policy:-

TOXIC MOULD EXCLUSION
---------------------

A. Excluding all loss, cost or expense directly or indirectly arising out of, resulting from or in any way related to Fungi whether or not there is another cause of loss which may have contributed concurrently or in any sequence to a loss.

B. "Fungi" as utilised herein, shall mean any fungus or mycota or any byproduct or type or infestation produced by such fungus or mycota, including but not limited to mould, mildew, mycotoxins, spores or any biogenic aerosols.

ASBESTOS EXCLUSION
------------------

This Policy does not cover any loss, cost or expense directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of or exposure to asbestos or materials or products containing asbestos whether or not there is another cause of loss which may have contributed concurrently or in any sequence to a loss.

LEAD EXCLUSION
--------------

It is hereby noted and agreed that underwriters shall not be liable for LOSS in connection with any CLAIM based upon, arising from, or in any way attributable to lead or products containing lead

All other terms and conditions remain unchanged.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 64 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 9
                                 --------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

                     WAR AND TERRORISM EXCLUSION ENDORSEMENT
                     ---------------------------------------

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2)      any act of terrorism.

For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organization(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

If the Underwriters allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918
08/10/2001

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 65 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 10
                                 ---------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

                         DIFFERENCE IN CONDITIONS CLAUSE
                         -------------------------------

It is hereby agreed that in the event that the Insured suffers a loss that would be payable under this Policy except for terms and conditions of this Policy that are not consistent with the terms and conditions of Policy Number FD0805105 then, notwithstanding anything in this Policy to the contrary except:

         the Aggregate Liability of the Underwriter, the Single Loss Limit of Liability, and the Single Loss Deductible

this Policy is amended to be subject to the terms and conditions of Policy Number FD0805105 in respect of such loss.

Any loss payable under such separate policies shall be applied to, and not in addition to, the Single Loss Deductible hereon.

All other terms and conditions remain unchanged.

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 66 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                 RIDER NUMBER 11
                                 ---------------

                   APPLICABLE TO BOTH SECTIONS OF THIS POLICY

                            PREMIUM PAYMENT WARRANTY
                            ------------------------

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 60 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW585(11/93)

--------------------------------------------------------------------------------
Insurer Policy - Wording            Page 67 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

LMA3333
-------

(RE)INSURER'S LIABILITY SEVERAL NOT JOINT

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a
(re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

PROPORTION OF LIABILITY

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

--------------------------------------------------------------------------------
Insurer Policy - LMA3333            Page 68 of 70                 RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

================================================================================

[LOGO OF LLOYD'S POLICY MEMBERS](R)   The Table of Syndicates referred to on the
                                      face of this Policy follows:

================================================================================

================================================================================

--------------------------------------------------------------------------------
Insurer Policy - Insurer Signed Line   Page 69 of 70              RF 07/08/08 02

POLICY NUMBER: FD0805111
                                                                   [LOGO OF AON]
                                                                        AON
--------------------------------------------------------------------------------

                                          --------------------------------------

                                          Lloyd's
                                          Policy

                                          --------------------------------------

                                          [LOGO OF FIDENTIA](R)

                                          Lloyd's, London
                                          1 Lime Street
                                          London EC3M 7HA

                                          --------------------------------------

                                          The Assured is requested to read
                                          this Policy and, if it is incorrect,
                                          return it immediately to your broker
                                          for alteration. In all communications
                                          the Policy Number appearing in line
                                          one of the Schedule should be
                                          quoted.

----     -----
|            |
     823
|            |
----      ----

  LMA3044a

--------------------------------------------------------------------------------
Insurer Policy - Insurer Signed Line   Page 70 of 70              RF 07/08/08 02

                                                                       Exhibit 2
                     MEMBERS MUTUAL FUNDS/ULTRA SERIES FUND
                          BOARD OF TRUSTEES RESOLUTIONS

                         APPROVAL OF INSURANCE COVERAGE

                                 AUGUST 21, 2008

FIDELITY BONDS
--------------

        RESOLVED, that, having considered the expected value of the assets of each of MEMBERS Mutual Funds ("MMF") and Ultra Series Fund ("USF" and together with MMF, the "Trusts") to which officers or employees of the Trusts may have access, the type and terms of the arrangements made for the custody of such assets, the nature of securities and other investments to be held by the Trusts, the accounting procedures and controls of the Trusts, the nature and method of conducting the operations of the Trusts, and the requirements of Section 17(g) of the Investment Company Act of 1940, as amended (the "Act"), and Rule 17g-1 thereunder, it is determined that the amount, type, form and coverage of the fidelity bond, and the premium to be paid by the Trusts for the fidelity bonds covering the officers and employees of the Trusts and insuring the Trusts against loss from fraudulent or dishonest acts, including larceny and embezzlement, with Lloyds of London as described in the materials presented to this meeting and in the amount of $6,525,000 for MMF and $10,275,000 for USF is adequate in all material respects; and be it further

        RESOLVED, that the officers of the Trusts are hereby directed to:

        (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after receipt of the fidelity bonds or amendment thereof: (a) copies of the bonds, (b) a copy of each resolution of the Board of Trustees of the Trusts, including a majority of the Trustees who are not "interested persons" of the Trusts, approving the amount, type, form and coverage of each such bond and the amount of the premium to be paid by the Trusts, and (c) a statement as to the period for which the premiums for such bonds have been paid;

        (2) File with the SEC, in writing, within five days after the making of a claim under a bond by the Trusts, a statement of the nature and amount thereof;

        (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under a bond of the Trusts; and

        (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of: (a) any cancellation, termination or modification of a bond, not less than 45 days prior to the effective date of such cancellation, termination or modification, (b) the filing and the settlement of any claims under a bond by the Trusts at any time the filings required under (2) and (3) above are made with the SEC, and
        (c) the filing and proposed terms of settlement of any claim under a bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

                                                                       Exhibit 3

                                Ultra Series Fund

      FUND NAME                GROSS ASSETS AS OF          MINIMUM BOND AMOUNT
                               MOST RECENT FISCAL
                                    QUARTER
                                  (IN DOLLARS)
                                (AS OF 9/30/08)
Diversified Income                507,943,501                    900,000
Large Cap Value                   843,959,369                    1,000,000
Large Cap Growth                  506,610,878                    900,000
International Stock               113,212,158                    525,000
Global Securities                 42,815,852                     350,000
Mid Cap Growth                    268,194,879                    750,000
Mid Cap Value                     235,999,694                    600,000
Small Cap Growth                  5,884,792                      150,000
Small Cap Value                   7,363,673                      150,000
Bond                              591,287,522                    900,000
High Income                       110,381,177                    525,000
Money Market                      115,099,042                    525,000
Conservative Allocation           118,806,176                    525,000
Moderate Allocation               275,009,662                    750,000
Aggressive Allocation             82,803,387                     450,000
Target Allocation 2020            8,914,677                      175,000
Target Allocation 2030            8,399,557                      175,000
Target Allocation 2040            6,862,025                      150,000